SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

QUIDEL CORPORATION
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

74838J101
(CUSIP Number)

February 9, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74838J101

(1)	Name of reporting person Jack W. Schuler
(2)	Check the appropriate box if a member of a group (a) ¬ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ¬
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,372,306
	(8)	Shared voting power 946,428
	(9)	Sole dispositive power 3,372,306
	(10)	Shared dispositive power 946,428
(11)	Aggregate amount beneficially owned by each reporting person 4,383,734
(12)	Check if the aggregate amount in Row (11) excludes certain shares ¬
(13)	Percent of class represented by amount in Row (11) 12.9%
(14)	Type of reporting person IN

CUSIP No. 74838J101

(1)	Name of reporting person Jack W. Schuler Living Trust
(2)	Check the appropriate box if a member of a group (a) ¬ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ¬
(6)	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,119,053
	(8)	Shared voting power ¬
	(9)	Sole dispositive power 3,119,053
	(10)	Shared dispositive power ¬
(11)	Aggregate amount beneficially owned by each reporting person 3,119,053
(12)	Check if the aggregate amount in Row (11) excludes certain shares ¬
(13)	Percent of class represented by amount in Row (11) 9.2%
(14)	Type of reporting person OO

CUSIP No. 74838J101

(1)	Name of reporting person Renate Schuler
(2)	Check the appropriate box if a member of a group (a) ¬ (b) x
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ¬
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 65,000
	(8)	Shared voting power 946,428
	(9)	Sole dispositive power 65,000
	(10)	Shared dispositive power 946,428
(11)	Aggregate amount beneficially owned by each reporting person 1,011,428
(12)	Check if the aggregate amount in Row (11) excludes certain shares ¬
(13)	Percent of class represented by amount in Row (11) 3.0%
(14)	Type of reporting person IN

CUSIP No. 74838J101

(1)	Name of reporting person Schuler Family Foundation
(2)	Check the appropriate box if a member of a group (a) ¬ (b) x
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ¬
(6)	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 946,428
	(8)	Shared voting power ¬
	(9)	Sole dispositive power 946,428
	(10)	Shared dispositive power ¬
(11)	Aggregate amount beneficially owned by each reporting person 946,428
(12)	Check if the aggregate amount in Row (11) excludes certain shares ¬
(13)	Percent of class represented by amount in Row (11) 2.8%
(14)	Type of reporting person CO

CUSIP No. 74838J101

(1)	Name of reporting person Schuler Grandchildren LLC
(2)	Check the appropriate box if a member of a group (a) ¬ (b) x
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ¬
(6)	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 230,000
	(8)	Shared voting power ¬
	(9)	Sole dispositive power 230,000
	(10)	Shared dispositive power ¬
(11)	Aggregate amount beneficially owned by each reporting person 230,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares ¬
(13)	Percent of class represented by amount in Row (11) 0.7%
(14)	Type of reporting person OO

CUSIP No. 74838J101

This Amendment No. 4 to Schedule 13D is filed to amend the Schedule 13D filed by certain of the reporting persons on October 23, 2000, as previously amended by (i) Amendment No. 1 filed on May 6, 2005, (ii) Amendment No. 2 filed on May 29, 2012, and (iii) Amendment No. 3 filed on November 26, 2012 (as previously amended, the “Schedule 13D”), in respect of shares of the common stock, par value $0.001 per share (“common stock”), of Quidel Corporation, a Delaware corporation (“Quidel”).
The purpose of this Amendment No. 4 is to update the Schedule 13D to reflect the results of various transactions in Quidel's common stock by Mr. Schuler and the other reporting persons since the date of the prior statement, including stock option exercises, restricted stock awards and periodic purchases and sales of common stock for personal financial reasons and to update certain other information.  Mr. Schuler is presently a director of the Company and he intends to continue to participate in that role with the Company.  Mr. Schuler purchased or received the shares of common stock beneficially owned by him for investment purposes or pursuant to the Company’s equity incentive plans that have been in place from time to time.  Subject to restrictions imposed by the federal securities laws and the Company’s insider trading policy, depending on market conditions, economic conditions and any other relevant factors, Mr. Schuler and the other reporting persons may alter their holdings in the common stock through open market purchases or sales, or through privately negotiated transactions.  Mr. Schuler and the other reporting persons intend to evaluate their holdings in the Company on a continual basis.  Except as is consistent with Mr. Schuler’s position as a director of the Company, Mr. Schuler has no plans or proposals that would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.
The following items of the Schedule 13D are amended to read as follows:
Item 5. Interest in Securities of the Issuer
This statement is filed for 4,383,734 shares of Quidel common stock consisting of: (i) 3,119,053 shares owned by the Jack W. Schuler Living Trust; (ii) 65,000 shares owned by the Renate Schuler Trust (Renate Schuler is Mr. Schuler’s spouse); (iii) 946,428 shares owned by the Schuler Family Foundation; (iv) 230,000 shares owned by the Schuler Grandchildren LLC; and (v) 23,253 shares issuable pursuant to vested restricted stock units (“RSUs”). Mr. Schuler does not currently possess voting or investment power over the 23,253 shares issuable pursuant to vested RSUs because, while the RSUs are vested, the shares are not currently issuable.
The Jack W. Schuler Living Trust is a revocable trust that Mr. Schuler established. Mr. Schuler is the sole trustee of the Jack W. Schuler Living Trust.
The Schuler Family Foundation is a tax-exempt private operating foundation of which Mr. and Mrs. Schuler are two of the three directors.
The Schuler Grandchildren LLC is an Illinois manager-managed limited liability company of which Mr. Schuler is the sole member and manager.
Mr. Schuler disclaims any beneficial interest in any of the shares owned by (i) Mrs. Schuler's trust or (ii) the Schuler Family Foundation.
Mrs. Schuler disclaims any beneficial interest in any of the shares owned by the Schuler Family Foundation.

CUSIP No. 74838J101

(a)	Aggregate amount beneficially owned
The persons filing this statement beneficially own in the aggregate 4,383,734 shares of Quidel common stock, representing 12.9% of the shares outstanding (determined on the basis of 33,996,891 shares outstanding as of October 27, 2017, as disclosed by Quidel’s quarterly report on Form 10-Q for the quarter ended September 30, 2017 filed on November 2, 2017).

(b)	Individual amounts beneficially owned

for Jack W. Schuler:

(i)	Sole power to vote or to direct the vote:	3,372,306*
(ii)	Shared power to vote or direct the vote:	946,428†
(iii)	Sole power to dispose or to direct the disposition of:	3,372,306*
(iv)	Shared power to dispose of to direct the disposition of:	946,428†

*
This total includes 3,119,053 shares owned by the Jack W. Schuler Living Trust in which Mr. Schuler is the sole trustee and 23,253 shares issuable pursuant to vested RSUs. Mr. Schuler does not currently possess voting or investment power over the 23,253 shares issuable pursuant to vested RSUs because, while the RSUs are vested, the shares are not currently issuable. See Item 5.

†
Mr. Schuler shares the voting and dispositive power in respect of the 946,428 shares owned by the Schuler Family Foundation, of which Mr. Schuler is one of three directors. The other two directors are Mr. Schuler’s wife, Renate Schuler, and their daughter, Tanya Schuler.

for Renate Schuler:

(i)	Sole power to vote or to direct the vote:	65,000
(ii)	Shared power to vote or direct the vote:	946,428*
(iii)	Sole power to dispose or to direct the disposition of:	65,000
(iv)	Shared power to dispose of to direct the disposition of:	946,428*

*
 Mrs. Schuler shares the voting and dispositive power in respect of the 946,428 shares owned by the Schuler Family Foundation, of which Mrs. Schuler is one of three directors. The other two directors are Mrs. Schuler’s husband, Jack W. Schuler, and their daughter, Tanya Schuler.

for the Schuler Family Foundation:

(i)	Sole power to vote or to direct the vote:	946,428
(ii)	Shared power to vote or direct the vote:	—
(iii)	Sole power to dispose or to direct the disposition of:	946,428
(iv)	Shared power to dispose of to direct the disposition of:	—

for the Schuler Grandchildren LLC:

(i)	Sole power to vote or to direct the vote:	230,000
(ii)	Shared power to vote or direct the vote:	—
(iii)	Sole power to dispose or to direct the disposition of:	230,000
(iv)	Shared power to dispose of to direct the disposition of:	—

CUSIP No. 74838J101

(c)	Recent transactions
During the past 60 days, there have not been any transactions in shares of Quidel common stock by any person filing this statement with the exception that the Schuler Grandchildren LLC and the Schuler Family Foundation made the following sales:

Name	Date	Purchase (P) or Sale (S)	Number of Shares	Price Per Share
Schuler Grandchildren LLC	12/20/2017	S	3,500	$44.40
	12/21/2017	S	500	46.00
	1/5/2018	S	4,000	47.02
	1/22/2018	S	12,000	48.50
Schuler Family Foundation	12/20/2017	S	10,900	$43.91
	12/21/2017	S	1,900	46.07
	1/2/2018	S	20,000	44.24
	1/4/2018	S	7,200	46.21
	1/5/2018	S	19,387	47.17
	1/8/2018	S	613	47.00
	1/22/2018	S	55,985	48.51
	1/23/2018	S	1,400	48.01
	1/24/2018	S	2,615	48.58
Total			140,000

CUSIP No. 74838J101

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 9, 2018.

/S/ JACK W. SCHULER
Jack W. Schuler

Jack W. Schuler Living Trust

/S/ JACK W. SCHULER
Jack W. Schuler, Trustee

/S/ RENATE SCHULER
Renate Schuler

Schuler Family Foundation

/S/ JACK W. SCHULER
Jack W. Schuler, Director

Schuler Grandchildren LLC

/S/ JACK W. SCHULER
Jack W. Schuler, Manager